Orbital ATK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31
(Dollars in thousands)	2015	2014	2013	2012	2011
Earnings:
Income before interest, loss on extinguishment of debt, income taxes and noncontrolling interest	$116,651	$222,165	$260,915	$301,574	$292,448
Plus fixed charges	100,328	90,668	77,261	101,081	99,488
Earnings	$216,979	$312,833	$338,176	$402,655	$391,936

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$88,676	$79,792	$65,386	$88,620	$87,313
Estimated interest factor of rental expense	11,652	10,876	11,875	12,461	12,175
Fixed Charges	$100,328	$90,668	$77,261	$101,081	$99,488

Ratio of Earnings to Fixed Charges (1)	2.16	3.45	4.38	3.98	3.94

Rent expense	$73	$68	$74	$78	$76
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.